

August 12, 2010

Chao Ming Zhao
Chief Executive Officer
China Biologic Products, Inc.
No. 14 East Hushan Road
Taian City, Shandong
People's Republic of China 271000

> **Re:** **China Biologic Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-34566**

Dear Mr. Zhao:

We have reviewed your response letter filed July 2, 2010 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 50

1. In response to prior comment 3, you state that "As of the date of this response, the investigation is still ongoing. As a result, the Company is not yet able to confirm or deny any of the allegations or determine whether, if such allegations are proven to be true, disclosure under Item 401(f) would be required with respect to Mr. Lam, an employee of the Company's subsidiary and the spouse of a Director, and/or Mr. Lin, the spouse of a Director." When you file your amended Form 10-K, please expand your disclosure to disclose this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at (202) 551-3715 with any questions.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director